EXHIBIT 99.1

Legend Biotech Announces Preliminary Results for the Six-Months Ended June 30, 2024

SOMERSET, N.J., July 26, 2024 (GLOBE NEWSWIRE) -- Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today announced preliminary, unaudited financial results for the six-months ended June 30, 2024.

For the six-months ended June 30, 2024, Legend Biotech expects to record an adjusted net loss for the period of approximately $94.7 million to $109.7 million. See “Use of Non-IFRS Financial Measures” below for a reconciliation of net loss to adjusted net loss for the first six months of the year.

This preliminary estimated data should not be considered as a substitute for the full unaudited financial results for the six-months ended June 30, 2024, which Legend Biotech expects to report on Friday, August 9, 2024. This information reflects Legend Biotech’s preliminary estimates, based on currently available information. Legend Biotech has provided estimated ranges, rather than point estimates, primarily because financial closing procedures for the period are not yet completed and final results may therefore vary from these estimates. These preliminary estimates have not been audited by Legend Biotech’s independent registered public accounting firm.

Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as these financial measures are to be reported as part of a Profit Alert announcement issued by Legend Biotech’s largest shareholder pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Adjusted net loss is defined as Legend Biotech’s net loss excluding the impact of certain items, each as set forth in the reconciliation below. These non-IFRS financial measures do not have any standardized meaning and may not be comparable to similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with IFRS and should be viewed as supplemental and in addition to Legend Biotech’s financial information presented in accordance with IFRS. Please see the following reconciliation of the non-IFRS financial measures used in this release.

The following table provides a reconciliation of Legend Biotech’s net loss for the six-month period to adjusted net loss for the six-month period:

	Six months ended June 30, 2024
(in millions, US$)	(Unaudited)
Net loss for the six-month period	(75.4)	(87.4)
Equity-settled share-based compensation expenses, net of tax	38.4	44.5
Exchange gains	(57.7)	(66.8)
Adjusted net loss for the six-month period	(94.7)	(109.7)

Adjusted net loss for the year is a non-IFRS financial measure. Adjusted net loss for the year has limitations in that it does not reflect all expense items that affect Legend Biotech’s results.

About Legend Biotech
Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogeneic chimeric antigen receptor T-cell, gamma-delta T-cell and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of cutting-edge therapeutics for patients worldwide.

Learn more at https://legendbiotech.com/ and follow us on X (formerly Twitter) and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s preliminary and unaudited expected financial results for the period ended June 30, 2024. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2024. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACT:
Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:
Mary Ann Ondish
Tel: (914) 552-4625
media@legendbiotech.com